UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bulova Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

120458 10 4

(CUSIP Number)

Craig Schnee, Esq., 12645 49th Street North, Clearwater, Florida 33762 (717) 881-4886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Colleen Stacy Shapiro, Esq.

c/o William E. McMillen

22107 Martella Avenue

Boca Raton, FL 33433

March 4, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No.	Page 2 of 14 Pages

Introductory Comment

This Amendment No. 1 to Schedule 13D reflects the issuance of additional warrants to certain of the Reporting Persons and modifications to the outstanding notes payable to the Reporting Persons and their affiliates set forth on Exhibit I, which provides for among other matters:

(i)     A subordination of the Reporting Persons and their affiliates security interest of outstanding debt in the Issuer’s assets to Richard Welkowitz in connection with the Issuer’s issuance to Mr. Welkowitz of a $4,000,000 Convertible Promissory Note and Warrants to acquire up to 12,000,000 shares of the Issuer’s common stock at an exercise price of $.02 for a term of ten (10) years on or about February 5, 2015.

(ii)     The following is a summary of the additional Common Stock Purchase Warrants issued to the Reporting Persons in connection with the transactions to which this Amendment No. 1 to Schedule 13D relates:

	No. of Common Stock	Exercise
Reporting Persons	Purchase Warrants	Price	Term (in years)	Date

Gary Lee Shapiro	3,000,000	$.02	10	3/4/15
Colleen Stacy Shapiro	3,000,000	$.02	10	3/4/15

Total	6,000,000

(iii)     Resetting the interest rate on all Notes to eight percent (8%) per annum, payable on a quarterly basis.

(iv)     Mandatory acceleration of all amounts due under the Notes in the event of a change of control transaction, as more fully defined in the form of Secured Convertible Promissory Note, attached hereto (the “New Notes”).

(v)     Commencing 180 days from the date of the New Notes, each holder shall have the right to convert all or any part of the obligations evidenced by the New Notes into shares of the Issuer’s common stock, based upon the following conversion rations:

●         From 181 days after the date of this Note through the balance of

            Year 1 - $.10/share

●         Year 2 - $.20/share

●         Year 3 - $.30/share

●         Year 4 - $.40/Share

●         Year 5 - $.50/Share

Reference is made to the form of the New Notes and Common Stock Purchase Warrants attached as exhibits. The above is a summary of the terms of the New Notes and Common Stock Purchase Warrants and the more detailed provisions set forth in the body of the New Notes and Common Stock Purchase Warrants attached as exhibits shall control.

SCHEDULE 13D

CUSIP No.	Page 3 of 14 Pages

1		NAME OF REPORTING PERSON

Gary Lee Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF/AF See Exhibit A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	7	SOLE VOTING POWER
SHARES		26,147,518
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		800,000,000 Shares of Voting Preferred Stock
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		26,147,518
PERSON	10	SHARED DISPOSITIVE POWER
WITH		800,000,000 Shares of Voting Preferred Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,147,518 (include Voting Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.64%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 includes Shares of Voting Preferred Stock in the calculation

SCHEDULE 13D

CUSIP No.	Page 4 of 14 Pages

1		NAME OF REPORTING PERSON

Colleen Stacy Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF/AF See Exhibit B
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	7	SOLE VOTING POWER
SHARES		26,147,518
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		26,147,518
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,147,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.97%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include Voting Preferred Stock in the calculation.

If included this percentage is approximately 2.0% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 5 of 14 Pages

1		NAME OF REPORTING PERSON

David Richard Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF See Exhibit C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	7	SOLE VOTING POWER
SHARES		2,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,000,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include the Voting Preferred Stock in the calculation.

If included this percentage is approximately .05% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 6 of 14 Pages

1		NAME OF REPORTING PERSON

William Edward McMillen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF/AF See Exhibit D
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

US
NUMBER OF	7	SOLE VOTING POWER
SHARES		4,166,667
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,166,667
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include the Voting Preferred Stock in the calculation.

If included this percentage is approximately .10% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 7 of 14 Pages

1		NAME OF REPORTING PERSON

Elizabeth Jane McMillen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF See Exhibit E
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

US
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,000,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include the Voting Preferred Stock in the calculation.

If included this percentage is approximately .02% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 8 of 14 Pages

1		NAME OF REPORTING PERSON

Fieldstone Affiliates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF/WC See Exhibit F
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

US
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		800,000,000*
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		800,000,000*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0% of Voting Preferred Stock
14		TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 – calculated as a percentage of the Voting Preferred Shares outstanding

*Represents voting non-convertible preferred stock with one (1) vote per share on all matters submitted to a vote of the common stockholders. There are 4,000,000,000 outstanding Shares of Voting Preferred Stock.

SCHEDULE 13D

CUSIP No.	Page 9 of 14 Pages

1		NAME OF REPORTING PERSON

Rachel Shapiro McKim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF See Exhibit G
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	7	SOLE VOTING POWER
SHARES		2,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,000,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include the Voting Preferred Stock in the calculation.

If included this percentage is approximately .05% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 10 of 14 Pages

1		NAME OF REPORTING PERSON

Ryan McKim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
		(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*

EF See Exhibit H
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	7	SOLE VOTING POWER
SHARES		3,961,702
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,961,702
PERSON	10	SHARED DISPOSITIVE POWER
WITH
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,961,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Item 13 does not include the Voting Preferred Stock in the calculation.

If included this percentage is approximately .10% of voting rights.

SCHEDULE 13D

CUSIP No.	Page 11 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.001 per share, of Bulova Technologies Group, Inc. (the "Issuer") having its principal executive offices at 12645 49th Street North, Clearwater, Florida 33756.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (c)  This Statement is filed by the following persons ("Reporting Persons"):

(1) Gary Lee Shapiro, whose address is 2R Judith’s Fancy, Christiansted, USVI 00824.

(2) Colleen Stacy Shapiro, whose address is 2R Judith’s Fancy, Christiansted, USVI 00824. She is the wife of Gary Lee Shapiro.

(3) David Richard Shapiro, whose address is 1410 SE 53rd Ave, Portland, Oregon 97215. He is a director of the Company and the son of Gary Lee Shapiro and stepson of Colleen Stacy Shapiro.

(4) William Edward McMillen, whose address is 22107 Martella Ave, Boca Raton, Florida 33427. He is a director of the Company and father-in-law of Gary Lee Shapiro and father of Colleen Stacy Shapiro.

(5) Elizabeth Jane McMillen, whose address is 22107 Martella Ave, Boca Raton, Florida 33427. She is wife of William Edward McMillen, the mother of Colleen Stacy Shapiro and mother-in-law of Gary Lee Shapiro.

(6) Fieldstone Affiliates, LLC, whose address is 1400 Colorado St, Ste C., Boulder City, Nevada 89005. The Company is organized in the state of Nevada and its principal business is Investments.

(7) Rachel Shapiro McKim, whose address is 55 Meadowood Drive, Larkspur, California, 94939. She is the daughter of Gary Lee Shapiro and stepdaughter of Colleen Stacy Shapiro. She is the sister of David Richard Shapiro.

(8) Ryan McKim, whose address is Meadowood Drive, Larkspur, California, 94939. He is the son-in-law of Gary Lee Shapiro and Colleen Stacy Shapiro and the husband of Rachel Shapiro McKim.

(d)

During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are each citizens of the USA.

SCHEDULE 13D

CUSIP No.	Page 12 of 14 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Exhibits A thru F for source of funds

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired their equity interests in Bulova solely for investment purposes.

Other than as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.

Causing a class securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may make additional purchases of securities, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer’s securities, although they have no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Persons acquired shares of the Issuer’s common and voting preferred stock with cash. The amount of shares of the Issuer’s preferred, common and warrants to purchase common stock, date and purchase or exercise price and consideration (cash, loans, other) are set forth on Exhibits A thru H attached to this Schedule 13D for each Reporting Person. In addition, the Reporting Persons own warrants to acquire shares of the Issuer’s common stock, which were issued as consideration for the Reporting Persons making financial accommodations, including the subordination of debt to Mr. Welkowitz, providing loans, working capital and other advances to the Issuer. Exhibit I of this Schedule 13D provides the amount of such loans, date, outstanding balance, maturity dates, interest rates and the number of warrants to acquire shares of the Issuer’s common stock associated with such financing arrangements.

SCHEDULE 13D

CUSIP No.	Page 13 of 14 Pages

Gary Lee Shapiro, by and through Fieldstone Affiliates, LLC, which is a wholly owned limited liability company, Mr. Shapiro has voting control over 800,000,000 shares of the Issuer’s voting preferred stock. Each share has one (1) vote per share and is non-convertible. The purchase price per share of preferred stock is $.00001. The voting preferred stock of the Issuer was acquired by Fieldstone Affiliates, LLC on February 25, 2013.

Each of the Reporting Persons beneficial ownership in the Issuer is included in Exhibits A thru H:

The Reporting Persons have acquired the following securities of the Issuer’s during the 60 days preceding the filing date of this Schedule 13D:

	No. of Common Stock	Exercise
Reporting Persons	Purchase Warrants	Price	Term (in years)	Date

Gary Lee Shapiro	3,000,000	$.02	10	3/4/15
Colleen Stacy Shapiro	3,000,000	$.02	10	3/4/15

Total	6,000,000

Effective as of March 4, 2015, the Reporting Persons and their affiliates converted $__________ of outstanding indebtedness of the Issuer set forth on Exhibit I into the New Notes. Inasmuch as the New Notes are not convertible for 180 days, they are not included in the amount of securities beneficially owned at the current time. They are not convertible within 60 days from their issuance date.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3 and 5 above, and the Exhibits hereto, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement
99.2	Form of New Notes
99.3	Form of Common Stock Purchase Warrants
99.4	Common Stock Purchase Warrants

SCHEDULE 13D

CUSIP No.	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May, 2015

/s/ Gary Lee Shapiro

Print Name: Gary Lee Shapiro

/s/ Colleen Stacy Shapiro

Print Name: Colleen Stacy Shapiro

/s/ David Richard Shapiro

Print Name: David Richard Shapiro

/s/ William Edward McMillen

Print Name: William Edward McMillen

/s/ Elizabeth Jane McMillen

Print Name: Elizabeth Jane McMillen

/s/ Rachel Shapiro McKim

Print Name: Rachel Shapiro McKim

/s/ Ryan McKim

Print Name: Ryan McKim

Fieldstone Affiliates, LLC

By /s/ Gary Lee Shapiro

Print Name: It’s Manger